SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As of March 31, 2004 and December 31, 2003 and for the three months ended March 31, 2004 and 2003

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ‘‘10¾% Notes’’ are to the 10¾% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10¾% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘11¼% Notes’’ are to the 11¼ % Senior Subordinated Guaranteed Notes due December 1, 2009. The 11¼% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘10⅞% Notes’’ are to the 10⅞% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10⅞% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The  11¼% Notes and 10 7/8% Notes (together, the ‘‘Existing Notes’’) and the 10¾% Notes (“Fully Redeemed Notes”), are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the ‘‘Form 6-K’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America, references to ‘‘€’’ and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three months ended March 31, 2004 and 2003, included in this Form 6-K have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 15 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IFRS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN 3.8813, the Fixing Rate announced by the Polish National Bank on March 31, 2004.

____________________________

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

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TABLE OF CONTENTS

Item 1. Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3. Quantitative And Qualitative Disclosures About Market Risks

Part II. Other Information

Item 1. Legal proceedings

Item 2. Material contracts

Item 3. Business environment

SIGNATURES

Part I. Financial Information

Item 1. Financial Statements

See “Financial Statements” attached to this form 6-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) domestic or foreign political or economic instability; (ii) foreign currency fluctuations; (iii) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards;(iv) regulatory changes increasing cost of operations or influencing pricing of our services;(v) highly competitive market conditions in the industry;(vi) loss of a customer which provides us with significant revenues;(vii) inaccuracies in our forecast of traffic growth; (viii) changes in customer rates per minute; (ix) changes in the availability of transmission facilities; (x) termination of certain service agreements or inability to enter into additional service agreements;  (xi) loss of the services of key officers; (xii) concentration of credit risk; (xiii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.

Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 15 to the Financial Statements for the three months  ended March 31, 2004 and 2003, and as of March 31, 2004 and December 31, 2003. The financial data presented in accordance with International Financial Reporting Standards included and discussed below for the three months  ended March 31, 2004 and 2003, and as of March 31, 2004 have been derived from unaudited Financial Statements.

Statement of Operations Data

	Three months ended March 31, 2004		Three months ended March 31, 2003
	$(1)	PLN	PLN
	(in thousands, except subscribers and churn rate data)
Income Statement Data
International Financial Reporting Standards (unaudited)
Net sales:
Service revenues and fees	361,179	1,401,843	1,228,125
Sales of telephones and accessories	16,488	63,995	50,682
Total net sales	377,667	1,465,838	1,278,807
Cost of sales:
Cost of services sold	(163,636)	(635,120)	(551,856)
Cost of sales of telephones and accessories	(79,248)	(307,586)	(353,253)
Total cost of sales	(242,884)	(942,706)	(905,109)
Gross margin	134,783	523,132	373,698
Operating expenses:
Selling and distribution costs	(40,457)	(157,027)	(166,678)
Administration and other operating costs	(14,301)	(55,506)	(57,015)
Total operating expenses	(54,758)	(212,533)	(223,693)
Operating profit	80,025	310,599	150,005
Interest and other financial expenses, net	(33,824)	(131,282)	(108,785)
Profit before taxation	46,201	179,317	41,220
Taxation charge	(12,662)	(49,145)	1,208
Net profit	33,539	130,172	42,428
U.S. GAAP (unaudited)
Revenues	381,816	1,481,943	1,274,679
Cost of sales	(246,359)	(956,193)	(898,817)
Operating expenses	(54,758)	(212,533)	(223,693)
Interest and other financial expenses, net	(27,531)	(106,857)	(226,855)
Taxation charge	(12,264)	(47,602)	13,081
Net income (loss)	40,904	158,758	(61,605)
Other Financial and Operating Data (unaudited)
EBITDA (IFRS) (2)	138,789	538,682	381,867
EBITDA (U.S. GAAP) (2)	138,826	538,825	381,608
Net cash from operating activities	122,874	476,911	403,355
Net cash used in investing activities	(41,740)	(162,006)	(121,247)
Net cash used in financing activities	(91,096)	(353,572)	(332,434)
Subscribers at end of period	N/A	6,857,490	5,240,373
Monthly churn rate (%) (3)	N/A	1.6	1.2

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.8813 per $1.00, the Fixing Rate announced by the National Bank of Poland on March 31, 2004.

(2)

EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow from operating activities or other income or cash flow data or as a measure of a company’s profitability or liquidity. Please refer to the reconciliation of the EBITDA amounts presented below

(3)

The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data
	At March 31, 2004 (unaudited)		At December 31, 2003
	$(1)	PLN	PLN
	(in thousands)
International Financial Reporting Standards
Long-term assets and deferred taxes	1,531,180	5,942,968	6,106,720
Total assets	1,809,757	7,024,209	7,175,126
Long-term liabilities, deferred tax liabilities and provisions	1,019,596	3,957,359	4,194,278
Total liabilities	1,238,337	4,806,356	5,087,895
Shareholders’ equity	571,420	2,217,853	2,087,231
U.S. GAAP
Long-term assets and deferred taxes	1,498,386	5,815,687	5,952,274
Total assets	1,802,066	6,994,357	7,120,610
Shareholders’ equity	522,702	2,028,763	1,868,911

Reconciliation of the EBITDA amounts

	Three months ended March 31, 2004		Three months ended March 31, 2003
	$(1)	PLN	PLN
	(in thousands)
IFRS (unaudited)
Operating income	80,024	310,599	150,005
Depreciation and Amortization	58,765	228,083	231,862
EBITDA	138,789	538,682	381,867

U.S. GAAP (unaudited)
Operating income	80,699	313,217	152,169
Depreciation and Amortization	58,127	225,608	229,439
EBITDA	138,826	538,825	381,608

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In 2001 we started offering GPRS enhanced data transmission using our GSM network.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. All operators were initially required to launch UMTS services no later than January 1, 2004 and no earlier than January 1, 2003. Operators were required to cover 20% of the population of Poland by the end of 2004 and 40% of the population by the end of 2004. However, the terms of the license have been amended twice. The second amendment resulted from the decision of the Chairman of OTRP dated September 9, 2003. The obligatory UMTS launch date has been moved to January 1, 2006. The date for achieving 20% population coverage of the UMTS network has been postponed until the end of 2007 and the 40% population coverage requirement has been removed from the license conditions.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, multimedia messaging services, information services, wireless Internet access (enabled by WAP and GPRS technology) and multimedia services offered through the Era Omnix platform. We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users on our post-paid service and expanding our exposure to the fast growing but lower usage pre-paid segment whilst minimizing churn to increase recurring cash flow from each of our subscribers. We provide roaming capabilities to our subscribers through 306 international roaming agreements with GSM operators in 166 countries (as at March 31, 2004), including all European countries with GSM services. Based on agreements with our roaming partners we provide prepaid roaming services in 90 countries and as of March 31, 2004 we offer our subscribers GPRS roaming in 84 networks in 45 countries. We provide GPRS in-bound roaming for customers of 87 foreign operators.

Since our inception, we have benefited from the experience, expertise and financial and operating support of T-Mobile and Elektrim Telekomunikacja Sp. z o.o. and of their parent companies, Deutsche Telekom AG, Vivendi Universal S.A. and Elektrim S.A. The high quality standard of service that we provide has been confirmed by a series of ISO certifications. The latest achievement is the Quality Management System ISO 9001:2000 certificate, which is unique to telecommunication operators in Poland in that it covers all business processes of the Company.

Our subscriber number has been growing and continues to grow strongly as penetration of mobile services in the populations of Poland continues to increase. For the quarter ended March 31, 2004, we acquired an average of approximately 213 thousand additional net subscribers per month compared to approximately 124 thousand in the corresponding period of 2003. As of March 31, 2004, we provided wireless services to approximately 2.9 million post-paid subscribers and approximately 3.9 million pre-paid subscribers. When we started our activity we were using the Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand  in advance of the UMTS launch. We have two sub-categories of postpaid tariff plans Era Biznes, for business customers, and Era Moja for private customers. We also use two brands for our pre-paid services: Era Tak Tak, launched in 1998 and Heyah, which was launched on March 13, 2004.

The following table sets forth our key business indicators:

	Three months ended March 31, 2004	Three months ended March 31, 2003

Subscribers:
Gross subscribers additions	944,433	553,927
Churn rate (monthly average) (%)	1.6	1.2
Net subscriber additions	646,444	372,085
Total subscribers	6,857,490	5,240,373
Of which:
Post-paid subscribers	2,916,147	2,624,967
Pre-paid subscribers	3,941,343	2,615,406
Growth of total subscriber base in the preceding twelve months (%)	30.9	31.9
Traffic:
Average monthly minutes of use	72	78
Average monthly number of SMSs	26	22
Average monthly revenue per user	69.0	79.4
Change from prior year (%)	(13.1)	(12.0)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.5	96.5
Population covered (%)	99.6	99.5

We provide average monthly revenue per user as a useful measure of demand for our services. As different groups of clients may have different propensities to use and pay for services provided by us, we measure the average revenue per user separately for customers from the pre-paid and post-paid segments of the market as a useful information about their impact on the revenues we generate and the value of those customers to us. To calculate average revenue per user we divide certain service revenues (including interconnection fees for incoming calls) that clients generate by the average monthly number of those clients in the period.

	Three months ended March 31, 2004	Three months ended March 31, 2004
All customers
Service revenues and fees1)	1,338,434	1,201,574
Average number of subscribers	6,465,886	5,047,191
Average revenue per user per month	69.0	79.4

Post-paid customers
Service revenues and fees1)	1,066,656	981,717
Average number of post-paid subscribers	2,894,643	2,558,796
Average revenue per post-paid user per month	122.8	127.9

Pre-paid customers
Service revenues and fees1)	271,778	219,857
Average number of pre-paid subscribers	3,571,243	2,488,395
Average revenue per pre-paid user per month	25.4	29.5

1) Service revenues and fees, which are not included in the calculation of average revenue per user include revenues generated by customers of foreign operators roaming in our network, fees we receive for activating new clients and for selling our transmission lines capacity (leased lines) and other revenues not related to the use of services by our subscribers. The items not included in the calculation of average revenue per user constituted 4.5% and 2.2% of total service revenues and fees in the periods of three months ended March 31, 2004 and March 31, 2003, respectively.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 6.9 million subscribers, a 36.9% share of the total Polish wireless market and a 38.2% and a 35.1% share of the pre-paid and post-paid markets, respectively, in each case, as of March 31, 2004. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, backbone network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of March 31, 2004, our GSM network covered approximately 96.5% of the geographic area of Poland, covering approximately 99.6% of the total Polish population. In addition, we have selectively extended our network capacity by installing GSM 1800 MHz radio network components, and we offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 18 dealers with 906 points of sale and more than 478 Authorized Business Advisors, a direct sales force of 123 Business Advisors and a national network of our own 68 retail outlets.

Our revenues are in Zloty, while much of our cost of financing and some of our cost of sales is payable in Euro or U.S. dollars. Fluctuations in the exchange rates have a significant impact on our net profits but only a minor impact on our revenues.

The main source of our revenue is airtime, consisting primarily of monthly service fees and charges for calls that originate or terminate in our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime revenues include revenues from incoming and outgoing calls and a relatively small amount of charges for roaming calls. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international and call forward cost of their incoming calls. We anticipate that, as our network and subscriber base grow and our business matures in the coming years, revenue from non-voice services, including SMS and MMS messaging will form an increasing proportion of our total revenues relative to voice related service revenues. Revenue from activation and sale of terminals has fallen to a very low proportion of total revenues and may now not fall significantly further. This will depend on the pace of penetration growth, as well as the level of terminals subsidization, which if reduced, will lead to increased sale prices of terminals.

Our revenues depend on the number of subscribers, call and data volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and traffic volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will continue to fall as the cellular telephone penetration level in Poland increases.

Contingent upon the availability, quality and interoperability of network, equipment and handsets, we expect to offer UMTS services by the end of 2005, as required by our licence terms. An initial UMTS network roll-out in the Warsaw area is planned for 2004 whereas a decision as to the timing of a commercial launch is yet to be taken.

The higher data transmission rates of GPRS, EDGE and UMTS in the air interface relative to GSM enable network operators to offer a broader range of services than is possible using circuit-switched GSM data transmission. We expect that these new services will appeal to the mass market over time but we can provide no assurance that this will be the case. In addition, the success of these new services would substantially depend on the availability of user-friendly handsets and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, comprising data transmission fees as well as fees for content accessible or downlodable through our services, commissions received from mobile commerce partners and charges for advertising.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and relatively low wireline penetration rate.

During the first quarter of 2004, we attracted more than 0.9 million new gross subscribers, an increase of 70.5% over the corresponding period of 2003. The total subscriber base increased 30.9% to 6,857,490 from 5,240,373 a year earlier. As of March 31, 2004 our post-paid subscriber base totalled 2,916,147 subscribers, an 11.1% increase from 2,624,967 at the end of the first quarter of 2003. Pre-paid subscribers totalled 3,941,343, which represents a 50.7% growth over 2,615,406 a year ago. As of March 31, 2004, our subscribers consisted of approximately 42.5% post-paid subscribers and 57.5% pre-paid subscribers. The proportion of gross customer additions selecting post-paid tariffs has sequentially declined from approximately 67% in 2000 to 21% in the first quarter of 2004. We believe this trend is driven by the rising penetration rate of mobile services among young customer groups and other customers with relatively lower income levels, who are likely to choose pre-paid tariffs.

We estimate our pre-paid and post-paid market shares at 38.2% and 35.1% respectively, compared to 32.6% and 38.6% respectively, at the end of the first quarter of 2003. This puts us in the leadership position in both post-paid and pre-paid markets.

Our subscriber base represents approximately 36.9% of the total wireless market, which strengthens our position as the leader among wireless services providers in Poland, being up from 35.4% at the end of the first quarter of 2003.

Churn Rate

”Churn” refers to disconnected subscribers, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to nonpayment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles by dividing the number of deactivations during a given period by the average subscriber base for such period. Under our existing pre-paid churn policy, subscribers are treated as churned if they have not recharged their pre-paid coupons on average within a twelve month period, broadly in line with the stated policies of our competitors. This twelve months period comprises the validity period of the recharging voucher, most offen three months, plus a standard grace period of nine months. The grace period is at the sole discretion of the operator and from time to time, we have “churned” customers faster than twelve months from the last recharge in order to more efficiently manage capacity.

Our Management believes that the prepaid “grace period” constitutes a significant element of the value proposition to the prepaid customer and has decided to provide no more than a one month grace period for Heyah customers as part of the product differentiation strategy relative to our Era Tak Tak offer, where the grace period is normally nine months.

Accordingly, with effect from the second quarter of 2004, we are modifying our prepaid churn policy such that prepaid subscribers will be deactivated after the expiration of the validity of their most recently purchased voucher plus the grace period associated with their service brand (one month for Heyah and nine months for Era Tak Tak).  However, we may, from time to time, shorten these discretionary grace periods in order to more efficiently manage capacity.

As the Heyah offer was launched in mid March 2004, this new churn policy had no impact on reported subscriber numbers or ARPUs for the first quarter of 2004 or for any earlier period.

We expect that the new churn policy will lead to higher churn rates and correspondingly higher ARPUs than those reported in earlier periods for a subscriber base comprising only Era Tak Tak customers.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, equal to the discount on the full cost of their handset or activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years). We have also launched a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure, minimum subscription period requirements and the degree of handset subsidization implemented by our principal competitors will be a significant factor in our subscriber retention.

Non-payment churn is managed through sophisticated fraud, credit checking, dunning techniques and collection processes. Customers whose two year contract has expired are free to terminate their service, without additional charges. Over the past three years the proportion of post-paid customers reaching the end of their initial subscription contracts has increased significantly. We have responded by initiating and continuously improving a customer retention program whereby we will enter into a further two-year subscription contract with a customer whilst providing the customer with additional benefits in the form of a new subsidized handset or additional free airtime or both.

The average monthly churn rate in the first quarter of 2004 was 1.6% compared to 1.2% as an average in the first quarter of 2003. The average monthly churn rate for post-paid subscribers in the first quarter of 2004 decreased to 1.5% compared to 1.7% in the corresponding period of 2003. The decrease in churn rate in the first quarter of 2004 is primarily due to upgrades that we introduced to our loyalty programs during 2003 and to improvements in the effectiveness of our retention programs.

The churn rate for pre-paid customers increased to 1.6% in the first quarter of 2004, compared to 0.7% in the first quarter of 2003. Some deterioration in the average quality of prepaid additions, accepted as part of increasing our exposure to prepaid since 2002, is now affecting the prepaid churn statistics and is reflected in falling prepaid ARPUs.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher average lifetime subscriber values than pre-paid subscribers, as they tend to make a higher number of calls and send more SMSs. The monthly revenue generated by post-paid customers is on average 4.8 times higher than the revenue coming from a pre-paid customer. The other strength of the post-paid market lies in the business customers with more sophisticated needs and significantly higher usage, who have an even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. Pre-paid subscribers also have their advantages, the most important ones being acquisition costs at as little as only 6.0% of post-paid levels (based on the first quarter 2004 results), generation of cheap-to-supply off peak traffic, high unit profit margins and virtually no bad debts. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes to cover subscriber-driven fixed costs.

Our subscriber base currently consists of 57.5% pre-paid subscribers. We expect the share of our pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services.

With the further popularization of GPRS-based services and the introduction of UMTS services we expect to be able to extend our presence in the market of ”machine to machine” or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to our network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariffs

During 2002 and again in 2003 we introduced new tariff plans for post-paid individual and business customers as well as for pre-paid customers. In March 2004, we introduced a new pre-paid brand called Heyah with its own tariff plans. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is highly dependent on competitive factors. We offer fifteen post-paid tariff structures and four pre-paid tariff plans under the Era brand, plus one tariff plan under the Heyah brand, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Monthly access charges, paid by postpaid subscribers, most often include a bundle of domestic airtime to be used for no additional fee. Thje size of this bundle tends to increase as committed monthly fee increases. Prepaid subscribers pay airtime tariffs for all their monthly usage and postpaid subscribers pay airtime rates for usage once they have fully consumed their bundle of minutes included in their respective monthly access fee.  Airtime rates for domestic calls are either flat rate or  differentiated depending on the time of day a call is made or if the call is made within the Era network or to other operators, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission. We regularly run promotions in which our prices for service activation, handsets or both have been reduced for the time of promotion period or we increase the number of minutes or SMSs included within the monthly access fee. Our price level will depend on the level of competition in the Polish mobile telecommunications services market, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnection agreements with TPSA, Polkomtel, Centertel, El-Net, Netia and other Polish fixed-line operators as well as several foreign operators who terminate international traffic directly to our network.

We  have in the past stated our belief that the prepaid segment of the market offers the greatest growth potential and will therefore be can area of particular focus for us. In the postpaid segment, our intention is to gradually decrease the cost of handset subsidization whilst offering customers much more affordable prices of services. On March 13, 2004 we introduced  new Heyah prepaid brand and product offering which is consistent with both goals stated above. It is a focused prepaid offer aimed at increasing our presence in the young, urban clients group. It also sets a benchmark in terms of cheap service prices as well as simplicity and transparency of the pricing structure.

Heyah activations are sold without handsets which results in very low subscriber acquisition costs whilst distribution and customer service are provided using a lower cost model than for Era Tak Tak prepaid service. Costs are further reduced by excluding Heyah from the more advanced non-voice service offerings.

Minutes of Use

The average number of Minutes of Use (”MoUs”) per month in the first quarter of 2004 was 72 compared to 78 in the corresponding period of 2003. The average number of MoUs per month was 130 minutes for post-paid subscribers and 25 minutes for pre-paid subscribers compared to 124 and 30 in the first quarter of 2003.

We seek to stimulate usage and ensure minimum levels of ARPU by bundling a number of free minutes into the monthly fee. This pricing philosophy, together with the continuously improving mix of business and higher value private relative to low value private subscribers, is driving higher usage for postpaid. We also believe that the improving level of economic growth in Poland may be underpinning some of the observed increase in traffic particularly for the business segment. The decrease in the pre-paid usage results from a significant increase in prepaid customers, increased number of dormant customers (zero or low revenues customers in their grace period) and greater substitutional use of SMS.

Short Message Services

The average number of SMS was 26 SMSs per subscriber per month in the first quarter of 2004 compared to 22 in the corresponding period of 2003. The average monthly number of SMSs was 31 SMSs per post-paid subscriber and 23 SMSs per pre-paid subscriber compared to 23 and 22 in the first quarter of 2003.

The increase in 2004 was primarily due to increased awareness about SMS services among our subscribers, the effects of our marketing and promotional campaigns and significant tariff reductions mid-way through 2002 and in 2003.

Average Revenue Per User

For the quarter ended March 31, 2004 our overall ARPU was PLN 69.0, a decrease from PLN 79.4 in the first quarter of 2004. ARPU for post-paid customers and for pre-paid customers was PLN 122.8 and PLN 25.4, respectively, as compared to PLN 127.9 and PLN 29.5 respectively in the first quarter of 2003.  The postpaid ARPU decline by 4.0% reflects a falling average price per minute as most postpaid customers have now migrated to the newest, cheapest tariff offers and are taking advantage of increasingly attractive bundled minute offers. The effect of lower voice prices is being partially offset by increasing non-voice ARPUs and an increasing share of business customers in the mix.

Lower prepaid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services and the impact of price reductions on ARPUs from existing customers, together with increased number of dormant (zero or low revenue customers) resulting from the aggressive prepaid sales strategy implemented since mid 2002.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers) for purposes of customer acquisition or retention

•

commission payments to the dealers and sales force associated with subscriber acquisition and retention;

•

amortization and depreciation charges associated with licence fees and fixed assets;

•

other external services and network maintenance fees;

•

payments for the provision by third parties, principally TPSA, of leased lines between other operators’ networks and our network, and also between elements of our network; and

•

payments to other operators for delivering calls that terminate outside our network.

We observe that, as our network and subscriber base grows and the business matures, the relative proportions of these expenses will shift away from the cost of merchandise sales for acquisition purposes and fixed asset amortization and depreciation charges towards interconnection and roaming fees, which vary with call volumes, content fees for data services and cost of merchandise sales for retention purposes.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from airtime revenues, including revenues related to non-voice services, and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes will have an increasingly negative impact on our results of operations.

Operating Expenses

Our operating expenses consist of:

•

selling and distribution costs (other than fixed commissions to the dealers and sales force, who acquire subscribers, that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

•

administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended March 31, 2004 and 2003

Net Sales

Total net sales increased by approximately 14.6% to PLN 1,465.8 million in the three months ended March 31, 2004 from PLN 1,278.8 million in the three months ended March 31, 2003.  Total net sales consist of service revenues and fees and sales of telephones and accessories.

Service Revenues and Fees.  Service revenues and fees increased by 14.1% to PLN 1,401.8 million in the three months ended March 31, 2004 from PLN 1,228.1 million in the three months ended March 31, 2003. Service revenues and fees represented 95.6% of total net sales in the first quarter of 2004 compared to 96.0% in the corresponding period of 2003.

The increase in service revenues and fees in the three months ended March 31, 2004 compared to the three months ended March 31, 2003 was due primarily to a strong increase in the subscriber base.  This was partially offset by an increasing share of lower ARPU prepaid customers in our subscriber base and falling ARPU in both postpaid and prepaid segments.

Sales of Telephones and Accessories. Compared to the first quarter of 2003, revenues from the sale of telephones and accessories increased by 26.3 percent to PLN 64.0 million when compared to PLN 50.7 million in the corresponding period of 2003. Revenues on sales of telephones and accessories represented 4.4% of total net sales in the three months ended March 31, 2004 and 4.0 % in the three months ended March 31, 2003. Sales of prepaid bundles (including a handset) increased by 89.9% whilst prepaid gross additions increased by 138.8% versus the first quarter of 2003. Revenue per bundle decreased by 26.7%. Postpaid gross additions fell 18.3% due to focus on most valuable customer segments and reduced subsidies with the effect that revenue per handset sold increased by 87.5%.

Cost of Sales

Total cost of sales increased by 4.1% to PLN 942.7 million in the three months ended March 31, 2004 from PLN 905.1 million in the three months ended March 31, 2003. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold.  Costs of services sold increased by approximately 15.1% to PLN 635.1 million in the three months ended March 31, 2004 from PLN 551.9 million in the three months ended March 31, 2003.

The principal reason for the increase in cost of services sold was an increase of 35.2% in interconnection charges as a result of an increase in traffic generated by our customers and a shift in call mix away from mobile-to-fixed towards mobile-to-mobile connections, which carry a much higher termination charge per minute compared to calls to fixed networks.

Cost of Sales of Telephones and Accessories.  Cost of sales of telephones and accessories decreased by 12.9% to PLN 307.6 million in the first quarter of 2004 compared to PLN 353.2 million in the corresponding period of 2003.

Decrease in cost of sale of telephones and accessories was primarily caused by a decrease in postpaid gross additions partially offset by an increase in the Euro exchange rate. Additionally, a large number of gross customer additions were prepaid customers buying only SIM cards without a handset. All Heyah customers are activated without the sale of a handset by us.

Gross Margin

Gross margin for the first quarter of 2004 was PLN 523.1 million, up 40.0% compared with gross margin of PLN 373.7 million in the same period of 2003. As a percentage of total net sales, gross margin increased to 35.7% in the first quarter of 2004 from 29.1% for the first quarter of 2003.

The increased gross margin reflects accelerating increase in service revenues and falling acquisition expenditure, partially offset by higher interconnection expenditures.

The comparable gross margin for the first quarter of 2003 was an unusually low result caused by a fast postpaid customer acquisition at a high cost of high-quality subsidized phones, having the effect of accelerating revenue growth in subsequent quarters.

Operating Expenses

Operating expenses for the three months ended March 31, 2004 were down to PLN 212.5 million versus 223.7 million in the first quarter of 2003. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs decreased to 10.7% in the three months ended March 31, 2004 from 13.0% in the three months ended March 31, 2003. In absolute terms, selling and distribution costs decreased by 5.8% to PLN 157.0 million in the three months ended March 31, 2004 from PLN 166.7 million in the three months ended March 31, 2003. The decrease was mainly a result of a 17.9 percent decrease in advertising expenses.

Administration and Other Operating Costs.  As a percentage of total net sales, administration and other operating costs were approximately 3.8% and 4.5% in the three months ended March 31, 2004 and 2003, respectively.  In the first quarter of 2004 administration and other operating expenses decreased by 2.6% to PLN 55.5 million from PLN 57.0 million in the first quarter of 2003, reflecting positive results of cost control activities.

Operating Profit

Operating profit for the three months ended March 31, 2004, was PLN 310.6, a more than twofold increase when compared to PLN 150.0 million in the same period of 2003. The growth in operating profit is attributable to the significant increase in gross margin compared to the low result for the first quarter of 2003, and a reduction in the operating expenses.

As a percentage of total net sales, operating profit amounted to 21.2 percent in the first quarter of 2004 compared to 11.7 percent in the corresponding period of the previous year.

Financial Expenses

Foreign exchange losses, interest expense, valuation of derivatives and other financial losses resulted in a net financial expense of PLN 131.3 million in the three months ended March 31, 2004 compared to the net financial expense of PLN 108.8 million in the corresponding period of 2003.

For the three months ended March 31, 2004, net interest expense was PLN 56.6 million, compared to PLN 82.5 million a year ago. The fall in interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro and U.S. Dollar increasing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net for the three months ended March 31, 2004, was PLN 51.7 million comparing to PLN 98.51 million in the corresponding period of 2003. The reduction reflects lower interest expenses and the lack of a first quarter coupon payments for the fully redeemed Notes in 2004.

The depreciation of the local currency against the Euro (0.6%) and against the U.S. Dollar (3.8%) during the first quarter resulted in a net foreign exchange loss of PLN 22.4 million, compared to a net foreign exchange loss of PLN 223.2 million for the first quarter of 2003. Net foreign exchange loss includes a net gain of PLN 3.0 million that relates to realized transactions.

During the first quarter of 2004 we recorded a net loss on derivatives and other financial expenses totalling PLN 52.2 million compared to a net gain of PLN 196.9 million in the first quarter of 2003. The net loss on derivatives was PLN 52.2 million and includes a net gain of PLN 8.0 million on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 51.9 million on the fair valuation of call options embedded in our Notes, a net loss of PLN 5.4 million related to rental derivatives and index swaps and a net loss of PLN 2.9 million related to currency options. There were no other financial expenses in the  first quarter of 2004.

Financial expense is presented net of capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling PLN 54.8 million into tangible and intangible fixed assets, in comparison to PLN 87.7 million capitalized in the first quarter of 2003.

Profit before taxation, taxation charge and profit after taxation

Strong operating profit in the first quarter of 2004, partially offset by a higher level of net financial expenses than in the first quarter of prior year, resulted in significant increase in profit before taxes to PLN 179.3 million versus PLN 41.2 million a year earlier.

The tax charge recognized in the first quarter of 2004 amounted to PLN 49.1 million as compared to a tax benefit of PLN 1.2 million a year ago.

As a result, net income for the first quarter of 2004 was PLN 130.2 million, compared to a net income of PLN 42.4 million in the corresponding period of the previous year.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the three months ended March 31, 2004. Since launching services in 1996, we have not increased our tariffs as a result of the rate of inflation, while many of our costs, particularly labor costs, are inflation sensitive. However, in 2003 the average inflation rate was 0.8%. We expect that inflation may increase slightly during 2004 but do not expect such increases to significantly impact our business.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

•

expenditures for acquisition of new customers in the fast growing market and for retention of existing customers;

•

payments of UMTS License instalments;

•

debt service requirements relating to existing debt; and

•

UMTS start-up expenses.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network.

Sources of Financing

Primary sources of financing available to us consist of the following:

•

cash flow from operating activities;

•

financing from banks;

•

financing from the issuance of Senior Subordinated Guaranteed Notes; and

•

operating leases.

As of March 31, 2004, the undrawn amount under the Bank Credit Facilities totaled approximately €654.5 million (which represents approximately 93.5% of the total Bank Credit Facilities).We expect to continue to rely upon these sources of liquidity and capital resources in the near future. We expect to continue with the refinancing of the Existing Notes and may, should market conditions be appropriate, consider refinancing our Bank Credit Facilities.

We believe that our short-term (up to 12 months) liquidity position is relatively assured due to the expected continuation of strong operating cash flows and the fact that only Euro 140 million of our Euro 700 million Bank Credit Facilities falls due in 2004. However, the expected current income tax payments during 2004, expected increase of capital expenditures related to growth in subscriber base and the initial phase of UMTS roll-out will significantly reduce our ability to grow the free cash flow available for debt repayment.

Under our current long-term business plan, we expect that borrowings under the Bank Credit Facilities and additional acquired facilities will provide us with the financing we require to refinance our various Existing Notes and to fund our operations. We cannot assure you, however, that we will not need additional financing due to unexpected changes in our business plan or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

•

growth in market penetration, our market share and the effectiveness of our competitors in such markets;

•

cost of new network equipment and maintenance of our networks;

•

regulatory changes;

•

currency exchange rate fluctuations and changes in interest rates;

•

our ability to meet build-out schedules;

•

changes in technology;

•

the availability of UMTS infrastructure and handsets; and

•

corporate income tax rates

As our capital expenditures and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing.

Following extensive consultations with our shareholders, the Company’s Management has recommended to retain 2003 profits for the Company’s needs and not to declare a dividend as was previously being considered. The final decision is expected to be taken by our shareholders during the second quarter of 2004.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 476.9 million in three months ended March 31, 2004 compared to PLN 403.4 million in the three months ended March 31, 2003. Non-cash provisions and net non-operating items for the same periods were PLN 365.5 million and PLN 359.1 million, respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense resulting from business growth and expanded financial activities. In addition, net cash used for working capital items was PLN 11.9 million in the first quarter of 2004, compared to net cash generated from working capital items of PLN 107.8 million in the first quarter of 2003. Increased requirements for working capital resulted mainly from increased inventory of telephones. The improving trend in operating cash flows reflects the increased profitability and margins of our business as our subscriber base grows and we are able to leverage economies of scale together with the lower acquisition costs in the first quarter of 2004 due to a prepaid focused acquisition policy. The flattening of operating cash flow in 2003 and further in the first quarter of 2004, against this generally improving trend, reflects the cost of our successful efforts to increase market share that also reduced operating margins.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 162.0 million in the three months ended March 31, 2004 compared to PLN 121.2 million in the corresponding period of 2003. Payments to suppliers of tangible and intangible fixed assets, which consist primarily of network capital equipment and software used in the ongoing build-out of our GSM network, and payments of licence fees were PLN 162.9 million in the first quarter of 2004 and PLN 123.4 million in the first quarter of 2003. These amounts differ from the amount of gross additions to tangible and intangible fixed assets because of the impact of credit payment terms on purchases of equipment, and due to interest and foreign exchange gains and losses capitalization.

Cash Flow used in Financing Activities

Net cash used in financing activities was PLN 353.6 million in the first quarter of 2004 and PLN 332.4 million in the corresponding period of 2003. The amounts for the three months ended March 31, 2004 and 2003 include partial redemption and repurchase of Notes together with partial repayment of the  revolving Bank Credit Facility.

Gross Additions to Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Increases in the gross book value of tangible assets, for the three months ended March 31, 2004 and 2003 totaled approximately PLN 33.7 million and PLN 52.3 million. The growth in subscriber numbers necessitates capital expenditures on the network and IT infrastructure and we expect those needs to be visible in our capital investment results latter in 2004, together with the cost of the initial UMTS network roll-out in Warsaw.

Gross Additions to Intangible Assets

Increases in the gross book value of intangible assets, for the three months ended March 31, 2004 and 2003 totaled approximately PLN 24.1 million and PLN 13.5 million.

We have not acquired any new telecommunication licences during the first quarter of 2004 or 2003. Increases in the gross book value of intangible assets during these periods reflect capitalization of borrowing costs and foreign exchange differences into the UMTS Licence during the development phase of PLN 54.0 million and PLN 84.8 million for the first quarter of 2004 and 2003, respectively.

Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures over at least the next few years and beyond, as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services.

As our number of customers quickly grows and we observe the effect of the increased traffic generated by the new and existing customers, we anticipate that capital investment in the next quarters of 2004 will begin to significantly exceeds the 2003 levels. Additional expenditures will be driven by the initial roll-out phase of a fully operational UMTS network in the Warsaw area.

We expect our non-license capital expenditures to total approximately PLN 3 billion to PLN 4 billion between 2004 and 2007, of which up to 50% is expected to relate directly to our UMTS network build-out costs.

We are required to pay the equivalent of €390 million for the UMTS License over the period from 2005 to 2022.

Contractual obligations and commitments

The following table aggregates our contractual obligations and commitments with definitive payment terms, which will require significant cash outlays in the future. The commitment amounts are as of March 31, 2004 (in PLN thousand).

	Year ending December 31,
PLN thousand	2004	2005	2006	2007	2008	Thereafter	Total

€550 Million Bank Credit Facility1 (PLN)	9,300	9,300	151,299	-	-	-	169,899
€550 Million Bank Credit Facility1 (Euro)	1,015	1,015	60,354	-	-	-	62,384
UMTS License[2] (€)	-	71,183	71,183	71,183	71,183	1,566,015	1,850,747
10⅞ Notes1 (€)	39,122	78,244	78,244	78,244	778,172	-	1,052,026
11¼ Notes1 (€)	143,206	143,206	143,206	143,206	143,206	1,416,148	2,132,178
11¼ Notes1 (U.S. $)	65,497	65,497	65,497	65,497	65,497	647,692	975,177
Headquarters Lease[3] (U.S.$)	23,387	32,426	33,412	34,358	35,264	214,670	373,517

Total	281,527	400,871	603,195	392,488	1,093,322	3,844,525	6,615,928

(1)

Includes future cash interest payments

(2)

Nominal fees

(3)

Include index swaps embedded in the lease contract

(4)

Authorized and contracted

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for the Zloty. For the convenience of the reader, this Form 6-K (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 3.8813, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2004; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN 4.7455, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on March 31, 2004.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Supervisory Board’s Finance Committee. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Supervisory Board’s Finance Committee based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with our treasury function. On the other hand, the Management Board and the Supervisory Board’s Finance Committee must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on our earnings and value in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure.

Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (”Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (”Uncommitted Exposures”). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Supervisory Board’s Finance Committee on at least annual basis, providing hedging can be obtained. We may seek to cover individually identified Uncommitted Exposures providing they are in compliance with the Hedging Policy and constitute an integral part of annually accepted hedging strategy.

Translation Exposure.

Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Supervisory Board’s Finance Committee must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions may be undertaken using the following instruments:

•

forward and Non Deliverable Forward (“NDF”) transactions;

•

currency swaps;

•

cross-currency interest rate swaps; or

•

FX options.

Credit Risk

Commercial Credit Risk

We operate in a single industry segment of providing cellular telephone communication services, which creates a risk of adverse impact on our financial results in case of deceleration of growth or decline of demand for those services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentration of credit risk with respect to trade receivables aisre limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluation of our customers’ financial condition is performed and generally no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

Financial Credit Risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

We expect to keep at similar levels the existing coverage of foreign currency operating exposure. We plan further extension of hedging coverage of foreign currency financing  exposure by entering into a number of forward and/or foreign currency option transactions and/or reducing the amount of outstanding long term foreign currency denominated liabilities by refinancing of U.S.$ and € denominated Notes predonominatly with use of Zloty tranche of Bank Credit Facility and operating cash flows.

We plan to hedge a portion of  the future interest rate exposure on the Zloty tranche of Bank Credit Facility that we expect to incur once the funds have been drawn to refinance the Existing Bonds with use of Forward Rate Agreement transactions.

Quantitative Information About Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities, the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, are a source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses.

The Bank Credit Facilities as at March 31, 2004 consisted of a Zloty tranche of PLN 150 million, at the rate of WIBOR plus a margin and USD 16 million at the rate of LIBOR plus a margin under the €550 million Bank Credit Facility. The €150 million Bank Credit Facility is not utilized. The table below presents principal and interest payments on the Bank Credit Facilities as at  March 31, 2004. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as at March 31, 2004, plus a margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 03/31/04
Variable Rate (PLN)	9,300	9,300	151,299	-	-	-	169,899	150,000
Weighted Average Effective Interest Rate 6.2%
€550 Million Bank Credit Facility	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 03/31/04
Variable Rate (USD)	1,015	1,015	60,354	-	-	-	62,384	62,101
Weighted Average Effective Interest Rate of Tranche A – 1.69%

The €150 million Bank Credit Facility was not utilized as at March 31, 2004.

In comparison, as at December 31, 2003 our interest rate risk liabilities consisted of Bank Credit Facilities.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/03
Variable Rate (PLN)	15,762	36,994	230,441	-	-	-	283,197	250,000
Weighted Average Effective Interest Rate 6.3%
Variable Rate (EUR)	6,953	24,297	276,858	-	-	-	308,108	275,883
Weighted Average Effective Interest Rate 2,37%

The €150 million Bank Credit Facility was not utilized as at December 31, 2003.

The fair value of fixed rate long-term debt presented in the table is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

Foreign Currency Risk

As of March 31, 2004 approximately 95% of our total long-term debt was denominated in foreign currencies (Euro and U.S. Dollar). The total financial debt represents certain liabilities as presented in the Financial Statements including the Bank Credit Facilities, the drawn tranches denominated in PLN and U.S. dollars, 11¼% Notes and 10⅞% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS license which is linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated or linked to Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

Foreign Currency Obligations

The table below summarizes, as at March 31, 2004 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the average exchange rates quoted by National Bank of Poland on March 31, 2004, which were PLN  3.8813 per U.S.$1.00 and PLN  4.7455 per €1.00

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 03/31/04
Fixed interest rate (Euro)
UMTS License	-	71,183	71,183	71,183	71,183	1,566,015	1,850,747	794,519
10⅞ Notes	39,122	78,244	78,244	78,244	778,172	-	1,052,026	790,092
11¼ Notes	143,206	143,206	143,206	143,206	143,206	1,416,148	2,132,178	1,416,148
Fixed interest rate (U.S.$)
11¼ Notes	65,497	65,497	65,497	65,497	65,497	647,692	975,177	649,147
Headquarters Lease (1)	23,387	32,426	33,412	34,358	35,264	214,670	373,517	208,649

Total	271,212	390,556	391,542	392,488	1,093,322	3,844,525	6,383,645	3,858,555

(1)

Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2003. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.7405 per U.S.$1.00 and PLN  4.7170 per €1.00.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 12/31/03
Fixed interest rate (Euro)
UMTS License	-	70,755	70,755	70,755	70,755	1,556,610	1,839,630	877,699
10⅞ Notes	80,339	80,339	80,339	80,339	778,923	-	1,100,279	846,103
11¼ Notes	142,346	142,346	142,346	142,346	142,346	1,470,643	2,182,373	1,397,363
Fixed interest rate (U.S.$)
11¼ Notes	63,121	63,121	63,121	63,121	63,121	624,196	939,801	622,443
Headquarters Lease (1)	30,376	31,287	32,225	33,192	34,188	186,955	348,223	170,265

Total	316,182	387,848	388,786	389,753	1,089,333	3,838,404	6,410,306	3,913,873

 (1)

Includes index swaps embedded in the lease contract.

Hedging Transactions

A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve hedge accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

Short term hedging transactions

In order to manage the volatility related to our more significant short-term operating risks (cash outflows), we enter from time to time into a number of hedging transactions, including forward foreign currency exchange contracts, non-deliverable forward exchange currency contracts and foreign currency option transactions.

As at March 31, 2004 we had 10 open foreign exchange option transactions concluded in 2003 for a notional amount of €100.0 million. In the first quarter of 2004 we entered into an additional 12 foreign currency option transactions for a total notional amount of €60.0 million. The purpose of all these foreign currency option transactions is to hedge our short-term foreign currency cash flow exposures arising from planned handsets purchases in 2004.

As we have not applied Hedge Accounting to the foreign exchange option transactions, these contracts are valued in the balance sheet at their fair value calculated based on market models. The fair value of foreign currency option transactions hedging operating exposures as of March 31, 2004, amounted to PLN 21.7 million and they were presented under current assets in our Financial Statements.

During 2003 we entered into a number of forward and Non Deliverable Forward transactions for the purpose of hedging our short-term foreign currency financing cash flow exposures, arising from planned refinancing of outstanding Notes, interest payments on outstanding Notes prior to the expected refinancing dates and planned repayments of the multicurrency tranche of our Bank Credit Facility. In the first quarter of 2004 we continued our policy to hedge the drawdowns under the multicurrency tranche of our Bank Credit Facility.

As at March 31, 2004 we had 23 forward and Non Deliverable Forward transactions open for the notional amount of  U.S.$ 131.0 million. The net fair value of these forward and Non Deliverable Forward transactions amounted to PLN 0.6 million and they were presented under current assets and current liabilities in our Financial Statements.

In the first quarter of 2004 we entered into 7 foreign currency option transaction for a total notional amount of U.S. $ 35.0 million. The purpose of these foreign currency option transactions is to hedge our short-term foreign currency financing cash flow exposures arising from planned refinancing of outstanding Notes.

We have not applied our Hedge Accounting to the foreign currency option transactions and these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of foreign currency option transactions hedging financing exposures as of March 31, 2004, amounted to PLN 5.9 million and they were presented under current assets in our Financial Statements.

Medium and long term hedging

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. As at March 31, 2004 five of these cross-currency interest rate swaps were still open for the total notional amount of €375 million.

In 2002 we entered into seven medium term transactions hedging risk related to the nominal value of the Existing EUR Notes for the total amount of €140 million.  Due to restrictions of Bank Credit Facility agreements these transactions were concluded on a subordinated basis. All these subordinated transactions were open as of March 31, 2004 and their fair value amounted to PLN 94.7 million and they were all presented under short and long term assets in our Financial Statements.

In November 2003 we, due to possible future refinancing of outstanding Notes, recognized that maturity of some outstanding CCIRS cash flows may exceed planned date of Notes refinancing. As a result we reclassified outstanding CCIRS transactions. All Euro CCIRS cash flows due after potential refinancing date ( being the next available Notes call date) would hedge other exposure than coupon payments namely Euro borrowings used for refinancing of part of Euro denominated Notes.

Prior to 2003 the Company applied hedge accounting to some short and medium-term activities. As a result of restructuring of outstanding long term hedging transactions the Company stopped hedge accounting treatment of CC swaps. As of March 31, 2004, the fair value of outstanding cross-currency interest swaps amounted to PLN 69.6 million and it was presented partially in equity and partially in short and long term assets.

Derivative instruments subject to foreign exchange risk (in thousands PLN)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value 03/31/04
Foreign currency forward contracts hedging financing exposure
Buy U.S.$/sell PLN [1]	647						647	647
Foreign currency subordinated forward contracts hedging financing exposure
Buy Euro/sell PLN [1]	52,762	41,890		-	-	-	94,652	94,652
Total	53,409	41,890	-	-	-	-	95,299	95,299
Foreign currency option contracts hedging operating exposure
EUROcall/PLNput [1]	21,714						21,714	21,714
Foreign currency option contracts hedging financing exposure
U.S.$call/PLNput [1]	5,893						5,893	5,893
Total	27,607						27,607	27,607
Cross currency interest rate swaps hedging financing exposure
Receive fixed EUR, pay fixed PLN [2]	5,140	8,646	8,061	7,116		-	28,963	69,644
Total	5,140	8,646	8,061	7,116		-	28,963	69,644

 (1)

Represents estimated net cash inflows/outflows from settlement of the contracts using settlement rates applicable to the current settlement period.

(2)

Represents estimated net cash inflows/outflows from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses on open contracts.

Other hedging activities

To limit the level of foreign currency exposure, as well as to reduce interest expenses, we systematically reduce the amount  of outstanding Notes. In the first quarter of 2004 we repurchased and redeemed € 5.0 million of 10 7/8% Notes. In the next quarters of 2004 we may enter into further reduction of our foreign currency exposure resulting from the Existing Notes.

All Notes repurchase transactions were financed from Bank Credit Facilities, of which primarily the Zloty tranches  were utilized, and from Zloty operating cash flows.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options are done by us with a binominal model. The model is based on the backward induction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. The reduced interest payments resulting from the redemption of the relevant notes will be recognized as they accrue.

As at March 31, 2004, we recognized the fair value of options of PLN 71.4 million and presented them as long-term financial assets in the balance sheet.

Under the terms of the indentures to the Existing Notes, should we suffer increased costs of servicing the Existing Notes as a result of changes in the taxation system, and we are unable to identify reasonable measures to avoid incurring such increased costs, we have the right to call the Existing Notes at par using our tax redemption option.  Should we be in a position to exercise this tax redemption option and should the Management, with the confirmation of the Supervisory Board, elect to execute the tax redemption options at par, the fair value of the call options would be written off immediately.

Under the terms of the indentures to the Existing Notes, should we suffer increased costs of servicing the Existing Notes as a result of changes in the taxation system, and we are unable to identify reasonable measures to avoid incurring such increased costs, we have the right to call the Existing Notes at par using our tax redemption option.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty provides for a 5% withholding tax on interest payments whereas previously no tax was due. Under the terms of the treaty, we would be subject to the withholding tax from 1 January 2005.

On April 29, 2004 European Council adopted Directive 2004/76/EC amending Directive 2003/49/EC of June 3, 2003 so as to allow certain Member States to apply transitional periods for the application of a common system of taxation applicable to interest and royalty payments made between associated companies of different Member States. The new Directive provides that Poland, among certain other Member States, may apply rates of tax on payments of interest or royalties not to exceed 10% during the first four years and 5% during the final four years of a transitional period of eight years. We intend to continue to search for reasonable measures to avoid the withholding tax and, only if no such reasonable measures can be identified, will Management discuss whether to recommend utilization of the tax redemption options. In the event that we elect to utilize the tax redemption option, the fair value of the call options would be written off immediately.

PART II. OTHER INFORMATION

Item 1. Legal proceedings and Regulatory Matters

An appeal by TPSA of an OTRP decision, related to the interconnection fees paid by TPSA to us for the international calls terminated in our network, was heard by the Antimonopoly Court. The Court rejected TPSA’s claim on October 23, 2002 and upheld OTRP’s decision from May 28, 2001, which forced TPSA to pay us a fee equal to the domestic fixed to mobile interconnection rate. TPSA lodged a request for cassation against the judgment of the Anti-monopoly Court to the Supreme Court. In what is now a final decision the Supreme Court rejected TPSA’s claim on March 9, 2004 and once again upheld OTRP’s decision from May 28, 2001.

On April 23, 2002, PTC and Polkomtel jointly requested the Anti-monopoly Office to start proceedings against TPSA. We are of the opinion that market promotions offered jointly by TPSA and its subsidiary PTK Centertel were anti-competitive in that TPSA abused its dominant position in the fixed-line telephony market to strengthen the position of its subsidiary in the mobile-telephony market in Poland. On July 4, 2002, the Anti-monopoly Office commenced the proceedings in the subject case and since then the first hearings have taken place. The case will be further investigated during 2004.

Due to having more than a 25% share in our market, in December 2002 we were deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. We have appealed against this decision to the Consumer Protection and Competition Court on the basis of apparent procedural failures on the part of OTRP. Our appeal was upheld by the court in the February 2004 and we now await ORTP’s decision either to repeal the original ruling or appeal further. Should we ultimately lose this proceeding, as an SMP operator we can expect to be more closely regulated by OTRP and to have to comply with more stringent regulatory reporting and other requirements in the future.

Due to having been adjudged to have more than a 25% share in interconnection market, in December 2003 we were deemed an operator with “significant market power” in the Polish interconnection market by OTRP. We have appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both our existing direct competitors in the market have also been deemed SMP operators. Should we ultimately lose this proceeding, as an SMP operator we can expect to be more closely regulated by OTRP in the future, having to comply with more stringent related to for example, granting and access to our network and cost-based call termination pricing.

Item 2. Material contracts

none

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within the 900 MHz band, together with a permit to install and use a GSM 900 network (the ”GSM 900 License”). This network was launched six months later in August 1996 and services were first offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the ”GSM 1800 License”). We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the ”UMTS License”), which is valid through January 1, 2023. The terms of the license have been amended twice. The second amendment resulted from the decision of the Chairman of OTRP dated September 9, 2003. The obligatory UMTS launch date has been moved to January 1, 2006. The date for achieving 20% population coverage of the UMTS network has been postponed until the end of 2007 and the 40% population coverage requirement, as originally set in the licence conditions, has been removed. At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

On March 13, 2004 we launched new prepaid brand Heyah.

 Recent Development of the Company

Amendments to the indentures of senior subordinated Notes

The amendments to the Indentures for all of PTC’s Notes, included in the First Supplemental Indenture were made in accordance with Section 9.01 of the Indenture, which provides that PTC (as the “Guarantor”), its subsidiaries (as “Issuers” or “Holdings”, as applicable) and the Trustee may amend the Indenture without the notice to, or the consent of, the Holders of the Notes to cure any ambiguity, omission, defect or inconsistency in the Indentures.

The Indenture has been amended by restating Clause (b) of Section 4.10 in its entirety as follows:

“ (b)

The Guarantor could not incur at least $1.00 of additional Debt pursuant to either clause (a) (i) or (ii) of Section 4.09.”

The amended clause sets forth the covenants that have to be met by the Guarantor (PTC) to allow distribution of Restricted Payments, as defined in the Indentures. The First Supplemental Indenture clarifies that permission to distribute Restricted Payments is conditional on satisfying either of the two ratios specified in Clause 4.09 of the Indentures:

i)

Debt  to Adjusted Cash Flow being less than 5.0 to 1.0

ii)

Consolidated Capital Ratio being less than 2.0 to 1.0.

According to Management calculations the Company met both the above requirements as at December 31, 2003, the date of its last published accounts.

Other

Launch of the Heyah brand

We have in the past stated its belief that the prepaid segment of the market offers the greatest growth potential and will therefore be an area of particular focus for us. In the postpaid segment, our intention is to gradually decrease the cost of handset subsidization whilst offering customers much more affordable prices of services. The new Heyah prepaid brand and product offering is consistent with both goals stated above. It is a focused prepaid offer aimed at increasing our presence in the young, urban clients group. It also sets a benchmark in terms of service prices as well as simplicity and transparency of the pricing structure.

Heyah activations are sold without a handset which results in very low subscriber acquisition costs whilst distribution and customer service are provided using a lower cost model than for Era Tak Tak prepaid service. Costs are further reduced by excluding Heyah from the more advanced non-voice service offerings.

Dividends

Following extensive consultations with our shareholders, the Company’s Management has recommended to retain 2003 profits for our needs and not to declare a dividend as was previously being considered. The final decision is expected to be taken by our shareholders during the second quarter.

Selection of the UMTS vendor for Warsaw area

We have concluded the selection process of a vendor who will supply equipment for the development of its third generation mobile network. Several months of technical, organisational and economic analysis led to the appointment of Siemens Information and Communication Mobile Group (Siemens mobile) as the supplier of advanced UMTS technology, which will initially be implemented in the Warsaw area. Similar procedures will be applied in the future to choose suppliers for network development in other cities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Martin Schneider

Martin Schneider, Director of Strategy, Marketing and Sales

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

May 14, 2004

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